Navios Maritime Holdings Inc.
Reports Financial Results
for the
First Quarter ended March 31, 2007

•	Strong Growth ;

o	EBITDA Increased 41%

o	Net Income Increased 197%

•	Quarterly Dividend of $0.0666 per share

•	Appointment of Ted C. Petrone to Board

PIRAEUS, GREECE, May 16, 2007 — Navios Maritime Holdings Inc. (‘‘Navios’’) (NYSE: ‘‘NM’’ ), a leading vertically integrated global shipping company specializing in the dry-bulk shipping industry, today reported its financial results for the quarter ended March 31, 2007.

Ms. Angeliki Frangou, Chairman and CEO of Navios, stated: ‘‘The first quarter was a period of significant growth for Navios. During this period, we have enjoyed the market’s remarkable health by chartering-out vessels for relatively lengthy periods while solidifying our balance sheet. Navios is now well positioned to capitalize on evolving industry fundamentals while continuing to expand its fleet and business.’’

Highlights of Recent Events

Acquisition of Kleimar

On February 2, 2007, Navios acquired all of the outstanding share capital of Kleimar N.V. for cash consideration of $165.6 million (excluding direct acquisition costs), subject to certain adjustments. Kleimar, a Belgian maritime transportation company, has 11 employees and is the owner and operator of Capesize and Panamax vessels. Kleimar also has an extensive Contract of Affreightment (‘‘COA’’) business, a large percentage of which involves transporting cargo to China. Kleimar currently controls 11 vessels (including two long-term chartered-in vessels to be delivered), of which it has ownership interest on three. The active long-term chartered-in fleet consists of four Capesize vessels and two Panamax vessels. Kleimar has purchase option on two Capesize vessels, the Beaufiks (2004 built) and the Fantastiks (2005 built), exercisable at an average price of $35.7 million.

Acquisition of Vessels

On February 26, 2007, Navios took delivery of the Navios Hyperion, a 2004 built panamax vessel, by exercising its purchase option. Previously the vessel was operating as part of the Company’s chartered-in fleet. The vessel’s purchase price was approximately $20.3 million.

On April 19, 2007, Navios acquired all of the outstanding share capital of White Narcissus Marine S.A. for a cash consideration of approximately $26 million. White Narcissus Marine S.A. is a Panamanian corporation which held a 50% share of the Asteriks, a 2005 built panamax vessel. The remaining 50% is held by Kleimar N.V.

Secured Cash Flow

During the quarter ended March 31, 2007, Navios chartered-out seven vessels, of which four were panamaxes and three were ultra-handymaxes, for an average period of approximately 2.5 years and an average daily charter-out rate of approximately $26,000.

NYSE Listing

On February 22, 2007, the shares of common stock and warrants of Navios began trading on the New York Stock Exchange under the symbols ‘‘NM’’ and ‘‘NM WS’’, respectively.

Warrants

On January 26, 2007, a tender offer to holders of warrants expired under which 32,140,128 warrants were exercised, of which 14,237,557 were exercised by payment of the $5.00 exercise price and 17,902,571 were exercised by exchange of warrants. As a result, $71.2 million of gross cash proceeds were raised and 19,925,580 new shares of common stock were issued.

Debt Refinancing

In February 2007, Navios entered into a new secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility is composed of a $280 million Term Loan Facility and a $120 million Revolving Credit Facility. The term loan facility has partially been utilized to repay the remaining balance of the prior HSH Nordbank facility with the remaining balance of the new term loan used to finance the acquisition of Navios Hyperion. The revolving credit facility is available for future acquisitions and general corporate and working capital purposes.

Annual Meeting

On January 10, 2007, following stockholder approval at the annual meeting held on December 19, 2006, Navios filed with the Republic of the Marshall Islands an amendment to its Articles of Incorporation to effectuate the increase of its authorized common stock from 120,000,000 shares to 250,000,000 shares. In addition at the annual meeting, the stockholders, among other things, adopted Navios’ 2006 Stock Plan, pursuant to which Navios may issue options to acquire shares of its common stock or make restricted stock awards covering an aggregate of up to 10,000,000 shares of common stock.

Financial Highlights

Navios grew EBITDA by 41%, to $34.6 million in the first quarter of 2007 from $24.6 million in the first quarter in 2006. Net Income grew by 197% to $14.8 million from $5.0 million. Revenue grew by 107% to $101.8 million from $49.2 million.

The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2007 and 2006. This information was derived from the unaudited consolidated revenue and expense accounts of Navios for the respective periods.

	Three months ended March 31, 2007
	2007	2006
	(unaudited)	(unaudited)
Revenue	$101,842	$49,169
EBITDA	$34,572	$24,597
Net income	$14,783	$4,982

Revenue:    Revenue increased to $101.8 million for the three month period ended March 31, 2007 as compared to the $49.2 million for the same period of 2006. Revenues from vessel operations increased by approximately $52.3 million or 108.7% to $100.4 million for the three month period ended March 31, 2007 from $48.1 million for the same period of 2006. This increase is mainly attributable to the increase in the operating days as well as the improvement in the market resulting in higher charter-out daily hire rates in the first quarter of 2007 as compared to the same period of 2006, and an increase in the number of COAs serviced by Navios (acquired as part of the acquisition of Kleimar).

Revenue from the port terminal increased by $0.3 million to $1.4 million for the three month period ended March 31, 2007 as compared to $1.1 million in the same period of 2006. This is due to the port terminal throughput volume increase of approximately 20.4% to 391,500 tons for the three month period ended March 31, 2007 from 325,000 tons for the same period in 2006.

Gains on FFAs:    Income from FFAs increased by $1.2 million to a gain of $2.9 million during the three month period ended March 31, 2007 as compared to $1.7 million gain for the same period in 2006. Navios records the change in the fair value of derivatives at each balance sheet date. None of the FFAs qualified for hedge accounting in the periods presented. Accordingly, changes in fair value of FFAs were recognized in the statement of operations. The FFAs market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios’ net position in the market. Market conditions were volatile in both periods.

EBITDA:    EBITDA increased by $10.0 million to $34.6 million for the three month period ended March 31, 2007 as compared to $24.6 million for the same period of 2006. The increase is mainly attributable to (a) a gain in FFAs trading of $2.9 million in the first quarter of 2007 versus a gain of $1.7 million in the same period in 2006, resulting in a favorable FFA variance of $1.2 million, (b) the increase in revenues by $52.6 million from $49.2 million in the first quarter of 2006 to $101.8 million in the same period of 2007. The above increase was mitigated mainly by (a) the increase in time charter and voyage expenses by $39.6 million from $20.8 million in the first quarter of 2006 to $60.4 million in the same period of 2007, (b) the increase in the direct vessels expenses by $2.5 million due to the expansion of the owned fleet from 15 vessels in the first quarter of 2006 to 18 vessels in the same period of 2007, (c) the increase in general and administrative expenses by $0.7 million and (d) the net decrease in all other categories (other income/expenses, income from investments in finance leases, income from affiliate companies, etc.) by $1.0 million.

Net Income:    Net income for the first quarter ended March 31, 2007 was $14.8 million as compared to $5.0 million for the comparable period of 2006. The resultant increase of net income was due to the $10.0 million increase in EBITDA.

Liquidity: Navios’ cash and cash equivalents balance (including restricted cash) on March 31, 2007, was $100.8 million. Navios also has the ability to draw up to $105.0 million on its revolving credit facility.

Time Charter Coverage

Navios has extended its long-term fleet employment by recently concluding agreements to charter out vessels for periods ranging from one to three years. As a result, as of March 31, 2007, Navios has currently fixed 92.4%, 65.0% and 23.2% of its 2007, 2008 and 2009 available days, respectively, of its fleet (excluding Kleimar’s vessels, which are primarily utilized to fulfill COAs), representing contracted fees (net of commissions), based on contracted charter rates from the Company’s current charter agreements of $200.0 million, $171.9 million and $61.5 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counter parties and Navios. Additionally, the fees above reflect an estimate of off-hire days to perform periodic maintenance. If actual off-hire days are greater than estimated, these would decrease the level of fees above. The average contractual daily charter-out rate for the core fleet (excluding Kleimar’s vessels, which are primarily utilized to fulfill COAs) is $20,761, $22,924 and $23,483 for 2007, 2008 and 2009, respectively. The average daily charter-in rate for the active long-term charter-in vessels for 2007 is $9,622.

Summary Fleet Data

Set forth below are selected historical and statistical data for Navios that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three month period ended March 31,
	2007	2006 (2)
FLEET DATA
Available days(1)(3)	3,876	2,390
Operating days(4)	3,875	2,385
Fleet utilization(5)	100%	99.78%
AVERAGE DAILY RESULTS
Time Charter Equivalents (including FFAs)	$21,080	$18,530
Time Charter Equivalents (excluding FFAs)	$20,869	$17,835

(1) Navios has currently fixed out (i.e., arranged charters for) 92.4% and 65.0% of its 2007 and 2008 available days, respectively (excluding Kleimar’s fleet)

(2) Excludes vessels acquired through the acquisition of Kleimar

(3) Available days for fleet are total calendar days the vessels were in Navios’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocks or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues

(4) Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues

(5) Fleet utilization is the percentage of time that Navios’s vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels

Fleet Employment Profile

Exhibit 2 displays the ‘‘core fleet’’ employment profile of Navios.

Dividend

Navios’s board of directors declared a quarterly cash dividend in respect of the period ended March 31, 2007 of $.0666 per share, payable on June 15, 2007 to record holders on May 31, 2007.

Appointment of Ted C. Petrone to Board

Navios today announced the appointment of Ted C. Petrone to its Board of Directors, replacing Robert Shaw who resigned as director on May 14, 2007. Currently the President of Navios Corporation, Mr. Petrone heads Navios’ worldwide commercial operations. Mr. Petrone has worked in the maritime industry for 30 years, the last 26 with Navios Corporation. For the last 15 years, Mr. Petrone has been responsible for all aspects of daily commercial vessel activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a B.S. in Maritime Transportation. He served as a Third Mate aboard U.S. Navy (Military Sealift Command) tankers for one year.

‘‘We are delighted to add Ted’s 30 years of industry experience to our board,’’ said Ms. Angeliki Frangou, Chairman and CEO of Navios. ‘‘We look forward to continuing to benefit from Ted’s wisdom.’’

Mr. Petrone fills the seat made vacant by the resignation of Robert Shaw. Mr. Shaw had been a director of Navios since January 2001, and previously served as its President. Ms. Frangou commented, ‘‘Robert has played a key role in the success of Navios. Robert will continue to be affiliated with Navios through our activities in South America.’’

Conference Call

As already announced, today, Wednesday, May 16, 2007, at 08:30 AM EST, the Company’s management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

US Dial In: +1.877.493.9121

International Dial In: +1.973.582.2750

Passcode: 8784142

A telephonic replay of the conference call will be available until May 22, 2007 at the following numbers:

US Replay Dial In: +1.877.519.4471

International Replay Dial In: +1.973.341.3080

Passcode: 8784142

Webcast:

This call will simultaneously be Webcast at the following Web address:

http://www.videonewswire.com/event.asp?id=39757

The Webcast will be archived and available at this same Web address for one year following the call.

ABOUT NAVIOS MARITIME HOLDINGS INC.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. is a large, global, vertically integrated seaborne shipping company transporting a wide range of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece; South Norwalk, Connecticut; Montevideo, Uruguay and Antwerp, Belgium.

Navios’s stock is listed on the NYSE where its Common Shares and Warrants trade under the symbols ‘‘NM’’ and ‘‘NM WS’’, respectively.

Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as ‘‘expects,’’ ‘‘intends,’’ ‘‘plans,’’ ‘‘believes,’’ ‘‘anticipates,’’ ‘‘hopes,’’ ‘‘estimates,’’ and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

EXHIBIT 1

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of US Dollars)

	March 31, 2007	December 31, 2006
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$71,129	$99,658
Restricted cash	29,671	16,224
Accounts receivable, net of allowance for doubtful accounts of $5,886 as at March 31, 2007 and $6,435 as at December 31, 2006	29,754	28,235
Short term derivative asset	90,762	39,697
Short term backlog asset	5,260	5,246
Deferred tax asset	2,235	—
Prepaid expenses and other current assets	11,778	6,809
Total current assets	240,589	195,869
Deposit on exercise of vessels purchase options	—	2,055
Vessels, port terminal and other fixed assets, net	527,955	505,292
Long term derivative assets	1,747	—
Deferred financing costs, net	13,877	11,454
Deferred dry dock and special survey costs, net	3,219	3,546
Investments in Leased Assets	66,300	—
Investments in Joint Venture	27,712	—
Investments in affiliates	239	749
Long term backlog asset	1,189	2,497
Trade name	85,508	86,202
Port terminal operating rights	29,763	29,954
Favorable lease terms	313,574	66,376
Goodwill	69,357	40,789
Total non-current assets	1,140,440	748,914
Total Assets	$1,381,029	$944,783
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$32,597	$37,366
Accrued expenses	24,849	10,726
Deferred voyage revenue	16,435	4,657
Short term derivative liability	130,846	42,034
Short term backlog liability	3,947	5,946
Current portion of long term debt	13,415	8,250
Total current liabilities	222,089	108,979
Senior notes, net of discount	298,007	297,956
Long term debt, net of current portion	321,130	261,856
Unfavorable lease terms	128,609	—
Long term liabilities	942	979
Long term derivative liability	2,240	797
Deferred tax Liability	55,450	—
Total non-current liabilities	806,378	561,588
Total liabilities	1,028,467	670,567
Commitments and Contingencies
Stockholders’ Equity
Preferred stock – $0.0001 par value, authorized 1,000,000 shares. None issued		—
Common stock – $ 0.0001 par value, authorized 250,000,000 share (120,000,000 shares as of December 31, 2006), issued and outstanding 82,013,654 and 62,088,127 as of March 31, 2007 and December 31, 2006, respectively	8	6
Additional paid-in capital	342,747	276,178
Accumulated other comprehensive income/(loss)	(7,362)	(9,816)
Retained earnings	17,169	7,848
Total stockholders’ equity	352,562	274,216
Total Liabilities and Stockholders’ Equity	$1,381,029	$944,783

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of US Dollars – except per share data)

	Three Month Period ended March 31, 2007	Three Month Period ended March 31, 2006
	(unaudited)	(unaudited)
Revenue	$101,842	$49,169
Gain (loss) on Forward Freight Agreements	2,854	1,662
Time charter, voyage and port terminal expenses	(60,440)	(20,767)
Direct vessel expenses	(6,158)	(3,673)
General and administrative expenses	(4,293)	(3,596)
Depreciation and amortization	(6,977)	(10,120)
Interest income from investments in finance lease	560	—
Interest income	1,523	468
Interest expense and finance cost, net	(13,471)	(9,206)
Other income	168	934
Other expense	(474)	(43)
Income before equity in net earnings of affiliate companies and joint venture	15,134	4,828
Equity in net Earnings of Affiliated Companies and Joint Venture	828	154
Net Income before Taxes	15,962	4,982
Income Taxes	(1,179)	—
Net income	$14,783	$4,982
Less:
Incremental fair value of securities offered to induce warrants exercise	(4,195)	—
Income available to common shareholders	10,588	4,982
Earnings per share, basic	$0.14	$0.11
Weighted average number of shares, basic	76,257,391	45,336,324
Earnings per share, diluted	$0.13	$0.11
Weighted average number of shares, diluted	82,937,670	45,336,324

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US Dollars)

	Three Month Period ended March 31, 2007	Three Month Period ended March 31, 2006
	(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net income	$14,783	$4,982
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,977	10,120
Amortization of deferred financing cost	447	653
Amortization of deferred dry dock costs	401	263
Amortization of backlog	(704)	494
Provision for losses on accounts receivable	(550)	—
Unrealized (gain)/loss on FFA derivatives	1,767	(1,878)
Deferred taxation	1,167	—
Unrealized (gain)/loss on interest rate swaps	834	(926)
Earnings in affiliates and joint ventures, net of dividends received	(452)	301
Changes in operating assets and liabilities:
(Increase) decrease in restricted cash	(13,447)	(2,706)
Decrease (increase) in accounts receivable	(252)	8,407
(Increase) decrease in prepaid expenses and other current assets	(1,485)	(769)
Increase (decrease) in accounts payable	(14,125)	(3,817)
Increase (decrease) in accrued expenses	7,610	(4,683)
Increase (decrease) in deferred voyage revenue	11,778	(603)
(Decrease) increase in long term liability	(37)	(198)
Increase (decrease) in derivative accounts	36,368	189
Payments for dry dock and special survey costs	(74)	(1,132)
Net cash provided by operating activities	51,006	8,697
INVESTING ACTIVITIES:
Acquisition of vessels	(18,361)	(73,652)
Acquisition of subsidiary, net of cash acquired	(145,436)	—
Purchase of property and equipment	(147)	(927)
Net cash (used in) provided by investing activities	(163,944)	(74,579)
FINANCING ACTIVITIES:
Proceeds from long term loan	22,075	77,964
Repayment of long term debt	(280)	(15,022)
Receipts from finance lease	1,505	—
Dividends paid	(5,462)	(3,023)
Issuance of common stock	66,571	—
Net cash provided by (used in) financing activities	84,409	59,919
(Decrease) increase in cash and cash equivalents	(28,529)	(5,963)
Cash and cash equivalents, beginning of period	99,658	37,737
Cash and cash equivalents, end of period	$71,129	$31,774
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$3,221	$8,581

Disclosure of Non-GAAP Financial Measures

EBITDA: EBITDA represents net income before interest, taxes, depreciation and amortization. Navios uses EBITDA because Navios believes that EBITDA is a basis upon which liquidity can be assessed and because Navios believes that EBITDA presents useful information to investors regarding Navios’ ability to service and/or incur indebtedness. Navios also uses EBITDA (i) in its credit agreement to measure compliance with covenants such as interest coverage and debt incurrence; (ii) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.

EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios’ performance.

EBITDA Reconciliation to Cash from Operations

Three Months Ended
(in thousands of US Dollars)

	March 31, 2007	March 31, 2006
Net cash provided by operating activities	$51,006	$8,697
Net increase (decrease) in operating assets	15,184	(4,932)
Net (increase)/decrease in operating liabilities	(41,594)	9,112
Net interest cost	11,948	8,738
Deferred finance charges	(447)	(653)
Provision for losses on accounts receivable	550	—
Unrealized gain/(loss) on FFA derivatives, FECs and interest rate swaps	(2,601)	2,804
Earnings in affiliates and joint ventures, net of dividends received	452	(301)
Payments for drydock and special survey	74	1,132
EBITDA	$34,572	$24,597

EXHIBIT 2

FLEET EMPLOYMENT PROFILE (CORE FLEET)

Owned Vessels

Vessels (1)	Type	Built	DWT	Charter-out Rate (2)	Expiration Date (3)
Navios Ionian	Ultra Handymax	2000	52,068	22,219	03/18/2009
Navios Apollon	Ultra Handymax	2000	52,073	16,150	09/28/2007
Navios Horizon	Ultra Handymax	2001	50,346	14,725	06/16/2008
Navios Herakles	Ultra Handymax	2001	52,061	26,600	05/02/2009
Navios Achilles	Ultra Handymax	2001	52,063	21,138	01/15/2009
Navios Meridian	Ultra Handymax	2002	50,316	14,250	10/01/2007
Navios Mercator	Ultra Handymax	2002	53,553	19,950	12/15/2008
Navios Arc	Ultra Handymax	2003	53,514	15,438	05/25/2007
				27,693	05/25/2009
Navios Hios	Ultra Handymax	2003	55,180	24,035	11/15/2008
Navios Kypros	Ultra Handymax	2003	55,222	16,844	07/04/2007
Navios Gemini S	Panamax	1994	68,636	19,523	12/21/2008
Navios Libra II	Panamax	1995	70,136	21,613	09/14/2008
Navios Felicity	Panamax	1997	73,867	9,595	04/25/2008
Navios Magellan	Panamax	2000	74,333	21,850	01/19/2010
Navios Galaxy I	Panamax	2001	74,195	24,062	01/25/2008
Navios Star	Panamax	2002	76,662	21,375	01/21/2010
Navios Alegria	Panamax	2004	76,466	19,475	08/09/2008
Navios Hyperion	Panamax	2004	75,707	26,268	02/26/2009
Asteriks	Panamax	2005	76,801		—
Obeliks (5)	Capesize	2000	170,454		—

Long Term Chartered-in Vessels

Vessels	Type	Built	DWT	Purchase Option (4)	Charter-out Rate (2)	Expiration Date (3)
Navios Vector	Ultra Handymax	2002	50,296	No	8,811	10/17/2007
Navios Astra	Ultra Handymax	2006	53,468	Yes	17,100	06/01/2007
Navios Primavera	Ultra Handymax	2007	53,500	Yes	20,046	06/01/2010
Navios Cielo	Panamax	2003	75,834	No	25,175	11/14/2008
Navios Orbiter	Panamax	2004	76,602	Yes	24,700	02/23/2009
Navios Aurora	Panamax	2005	75,397	Yes	24,063	07/06/2008
Navios Orion	Panamax	2005	76,602	No	27,312	03/01/2009
Navios Titan	Panamax	2005	82,936	No	20,000	12/20/2007
Navios Sagittarius	Panamax	2006	75,756	Yes	25,413	12/23/2008
Navios Altair	Panamax	2006	83,001	No	22,715	09/20/2009
Belisland	Panamax	2003	76,602	No		—
Golden Heiwa	Panamax	2007	76,662	No		—
SA Fortius	Capesize	2001	171,595	No		—
Beaufiks	Capesize	2004	180,181	Yes		—
Fantastiks	Capesize	2005	180,265	Yes		—
Rubena N	Capesize	2006	203,233	No		—

Long Term Chartered-in Vessels to be delivered

Vessels	Type	Delivery Date	Purchase Option	DWT
Navios TBN	Ultra Handymax	05/2008	No	55,100
Navios Prosperity (6)	Panamax	06/2007	Yes	83,000
Navios Esperanza	Panamax	08/2007	No	75,200
Navios TBN	Panamax	03/2008	Yes	76,500
Navios TBN	Panamax	09/2011	Yes	80,000
Navios TBN	Capesize	09/2011	Yes	180,200
Tsuneishi TBN	Panamax	03/2008	No	75,250
Namura TBN	Capesize	04/2010	No	176,800

(1)	Excludes the Vanessa, a Product Handysize tanker (19,078 dwt) built in 2002, acquired in connection with the acquisition of Kleimar
(2)	Net Time Charter-out Rate per day (net of commissions)
(3)	Estimated dates assuming earliest redelivery by charterers
(4)	Generally, Navios may exercise its purchase option after three years of service
(5)	The vessel is contracted to be sold $24.2 million in 2009. The vessel is 95% owned
(6)	The vessel has been chartered-out from June 2007 for a five-year period at a daily rate of $24,000 (net of commissions)